11020129

pas 3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Trading Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F. Lallos — 212-656-8609
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers L.L.P.
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter F. Lallos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archipelago Trading Services, Inc., as of February 25, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Principal & Operations Principal

Title

Notary Public

[illegible]
Notary Public - Kings County
No. [illegible]
Qualified in Kings County
Certificate Filed in New York County
My Commission Expires September 7, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Trading Services, Inc.
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Stockholder of Archipelago Trading Services, Inc:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Archipelago Trading Services, Inc. (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Archipelago Trading Services, Inc.
Statement of Financial Condition
December 31, 2010

($ in thousands, except share data)

Assets	
Cash and cash equivalents	$ 6,621
Receivables from brokers, dealers, and customers (net of allowance for doubtful accounts of $55)	577
Deferred tax asset	895
Total assets	$ 8,093
Liabilities and Stockholder's Equity	
Liabilities	
Payables to related parties	$ 529
Income tax payable	1,988
Other payables	442
Total liabilities	2,959
Commitments and contingencies (Note 5)	
Stockholder's equity	
Common stock, $1 par; 7,500 shares authorized 5,000 shares issued and outstanding	5
Additional paid-in capital	3,640
Retained earnings	1,489
Total stockholder's equity	5,134
Total liabilities and stockholder's equity	$ 8,093

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Operations
Year Ended December 31, 2010

($ in thousands)

Revenues		
Activity assessment fees	$	180
Commissions		3,847
Interest		10
Total revenues		4,037
Expenses		
Section 31 fees		180
Employee compensation and benefits		531
Routing charges		501
Clearance, brokerage and other transaction expenses		254
Liquidity payments		175
General and administrative		88
Total expenses		1,729
Income before income tax provision		2,308
Income tax provision		819
Net income	$	1,489

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

($ in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2009	$ 5	$ 3,635	$ -	$ 3,640
Net Income	-	-	1,489	1,489
Parent contribution	-	5	-	5
Balance as of December 31, 2010	$ 5	$3,640	$ 1,489	$ 5,134

The accompanying notes are an integral part of these financial statements.

Archipelago Trading Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

($ in thousands)

Cash flows from operating activities	
Net income	$ 1,489
Adjustments to reconcile net income to net cash provided by operating activities:	
Provision for doubtful accounts	33
Deferred tax asset	75
Change in assets and liabilities	
Decrease in operating assets	
Receivables from brokers, dealers and customers	65
Increase (decrease) in operating liabilities	
Payables to related parties	(525)
Income tax payable	(256)
Other payables	247
Net cash provided by operating activities	1,128
Cash flows from financing activities	
Parent contribution	5
Net cash provided by financing activities	5
Net increase in cash and cash equivalents	1,133
Cash and cash equivalents	
Beginning of year	5,488
End of year	$ 6,621

The accompanying notes are an integral part of these financial statements.

($ in thousands)

1. Organization

Archipelago Trading Services, Inc. (the "Company"), a Florida corporation, is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Arca-GNC Acquisition, LLC, a Delaware limited liability company, which is in turn a wholly-owned subsidiary of Archipelago Holdings, Inc. (the "Parent"). The Parent became a wholly-owned subsidiary of NYSE Euronext ("NYX"). The Parent owns and operates NYSE Arca LLC ("ArcaEx"), formerly Archipelago Exchange, for trading of equities and the Pacific Exchange for trading of options.

The Company's principal activities consist of the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market.

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company clears all transactions through Archipelago Securities, LLC (the "Clearing Broker"), a wholly-owned subsidiary of the Parent.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade date basis. Commissions are earned on a per trade basis, based on shares transacted, and are recognized as transactions occur. For each transaction executed, there is an associated liquidity payment or routing charge paid.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2010 included $6,568 invested in tax-exempt money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Interest income is accrued as earned.

($ in thousands)

Receivables from Brokers, Dealers and Customers

Receivables consist of accrued commissions for trade executions and amounts due from the Clearing Broker. The Company maintains an allowance for doubtful accounts based upon the estimated collectability of accounts receivable. Additions to (reductions of) the allowance are charged to (reversed against) bad debt expense, which is included in general and administrative expense in the statement of operations.

Estimated Fair Value of Financial Instruments
The Company discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value. When measuring fair value, the Company indentifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

As of December 31, 2010, our cash and cash equivalents of $6,568 that are classified as Level 1 include investments in money market funds, for which there are quoted prices in active markets.

Income Taxes
Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences.

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

3. Related Party Transactions

The clearing fees paid by the Company to the Clearing Broker for the year ended December 31, 2010 amounted to $55 and are included in Clearance, brokerage and other transaction expenses in the accompanying statement of operations. The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by FINRA, the Parent provides the Company with operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software

($ in thousands)

and personnel necessary to facilitate the operation of the ATS and to provide certain other corporate and business services. The estimated amounts of these expenses totaled approximately $500.

The agreement was revised effective December 18, 2007 and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

As part of operations certain cash receipts/disbursements are received through related parties. As of December 31, 2010, the Company has $529 of a payable related to these transactions recorded in payables to related parties on the statement of financial condition.

4. Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for broker-dealers, which are cleared and settled by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2009 were settled without an adverse effect on the Company's financial statements taken as a whole.

The Company has credit risk related to transaction fees that are billed to customers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

5. Commitments and Contingencies

The Company has agreed to indemnify its clearing broker for losses that it may sustain from customer accounts introduced by the Company. However, in the Company's experience there have not been claims or losses pursuant to these contracts, and the Company expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

($ in thousands)

6. Income Taxes

The income tax provision for the year ended December 31, 2010 consisted of:

Current		
Federal	$	828
State		19
Deferred		
Federal		(22)
State		(6)
Income tax provision	$	819

As of December 31, 2010, the Company had approximately $2,400 of net operating loss carryforwards, which are set to begin to expire in 2021.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5 or 6- 2/3% of aggregate indebtedness. As of December 31, 2010, the Company had net capital of $3,610 which was $3,545 in excess of its required net capital of $65. The ratio of the Company's aggregate indebtedness to net capital was 0.27 to 1.

8. Subsequent Events

Events and transactions subsequent to the date of the statement of financial condition have been evaluated by management for purpose of recognition or disclosure in these financial statements through February 25, 2011, the date that these financial statements were available to be issued.

Supplementary Information

Archipelago Trading Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010 — Schedule I

($ in thousands)

Net capital		
Total stockholder's equity	$	5,134
Nonallowable assets, deductions and charges		
Other deductions		(498)
Deferred tax assets		(895)
Total non allowable assets, deductions and charges		(1,393)
Net capital before haircuts		3,741
Haircuts on cash equivalents		(131)
Net capital	$	3,610
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition	$	971
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	65
Excess net capital	$	3,545
Ratio of aggregate indebtedness to net capital		0.27 to 1

There is a difference between total member's equity on the statement of financial condition and the computation of net capital. The difference arises due to an increase in our expenses and a net decrease in non-allowable assets, primarily associated with deferred tax assets partially offset by changes in receivables, identified subsequent to our January 26, 2011 FOCUS filing.

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2010)		
Net Capital as reported in the Company's Part II (Unaudited) FOCUS report	$	3,639
Audit adjustments:		
Net increase in expenses		(31)
Net decrease of non-allowable assets		2
Net Capital per statement of financial condition	$	3,610

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.